December 4, 2020

Celeste M. Murphy

Branch Chief

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	MONOGRAM ORTHOPAEDICS INC
Amendment 2 to Offering Statement on Form 1-A Submitted October 14, 2020
File No. 024-11305

Dear Ms. Murphy:

We acknowledge receipt of the comments in the letter dated October 19, 2020 from the staff of the Division of Corporate Finance (the “Staff”) the regarding the Offering Statement of Monogram Orthopaedics, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment 2 to Form 1-A filed October 14, 2020

Bonus Shares for Certain Investors, page 18

1.	We note your response to our prior comment 1. Please direct us to the StartEngine webpage where Monogram shares may be “reserved” so that we may evaluate your response and your compliance with the conditions listed in Rule 255(b).

In response to the Staff’s comment, the Company has uploaded as Exhibit 13.2 screenshots of the process that investors will go through to “reserve” shares in the Company’s offering after clicking the “Reserve Now” button on the Company’s offering page (www.startengine.com/monogram).

Thank you again for the opportunity to respond to your questions to the Offering Statement of Monogram Orthopaedics, Inc. If you have additional questions or comments, please contact me at Andrewstephenson@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Benjamin Sexson

Chief Executive Officer

Monogram Orthopaedics, Inc.